UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sourcefire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83616T108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83616T108

1	NAMES OF REPORTING PERSONS Sierra Ventures Associates VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of Sierra Ventures Associates VII, LLC (“Sierra Ventures Associates VII”), Sierra Ventures VII, L.P. (“Sierra Ventures VII”), Sierra Ventures Associates VIII, LLC, (“Sierra Ventures Associates VIII”), Sierra Ventures VIII-A, L.P., (“Sierra Ventures VIII-A”), and Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”, and hereinafter collectively referred to as “Sierra Ventures Entities”). The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities. The information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

CUSIP No.	83616T108

1	NAMES OF REPORTING PERSONS Sierra Ventures VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities. The information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

CUSIP No.	83616T108

1	NAMES OF REPORTING PERSONS Sierra Ventures Associates VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities. The information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

CUSIP No.	83616T108

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities. The information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

CUSIP No.	83616T108

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

`0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
2) Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities. The information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

CUSIP No.	83616T108
Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Sierra Ventures Entities, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Sourcefire, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
Sourcefire, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
9770 Patuxent Woods Drive
Columbia, MD 21046

Item 2(a).	Name of Person(s) Filing:
Sierra Ventures Associates VII, LLC (“Sierra Ventures Associates VII”)
Sierra Ventures VII, L.P. (“Sierra Ventures VII”)
Sierra Ventures Associates VIII, LLC. (“Sierra Ventures Associates VIII”)
Sierra Ventures VIII-A, L.P. (“Sierra Ventures VIII-A”)
Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”)

Item 2(b).	Address of Principal Business Office:
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025

Item 2(c).	Citizenship:
Sierra Ventures Associates VII is a California limited liability company.
Sierra Ventures Associates VIII is a California limited liability company.
Sierra Ventures VII is a California limited partnership.
Sierra Ventures VIII-A is a California limited partnership.
Sierra Ventures VIII-B is a California limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:
83616T108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	83616T108

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Sierra Ventures Entities filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009:

Sierra Ventures Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Sierra Ventures Associates VII (1)	0	0	0	0	0	0	0.0%
Sierra Ventures VII	0	0	0	0	0	0	0.0%
Sierra Ventures Associates VIII (1)	0	0	0	0	0	0	0.0%
Sierra Ventures VIII-A	0	0	0	0	0	0	0.0%
Sierra Ventures VIII-B	0	0	0	0	0	0	0.0%

(1)
Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B. As such, Sierra Ventures Associates VII and Sierra Ventures Associates VIII possess power to direct the voting and disposition of the shares owned by the Sierra Ventures Entities and may be deemed to have indirect beneficial ownership of the shares held by the Sierra Ventures Entities.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Sierra Ventures Entities have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	83616T108
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010

SIERRA VENTURES ASSOCIATES VII, LLC

/s/ David C. Schwab
David C. Schwab

SIERRA VENTURES VII, L.P.
By: Sierra Ventures Associates VII, LLC
Its: General Partner

/s/ David C. Schwab David C. Schwab

SIERRA VENTURES ASSOCIATES VIII, LLC

/s/ David C. Schwab David C. Schwab

SIERRA VENTURES VIII-A, L.P. SIERRA VENTURES VIII-B, L.P. By: Sierra Ventures Associates VIII, LLC Its: General Partner

/s/ David C. Schwab David C. Schwab
Exhibit(s):
99.1: Joint Filing Statement

CUSIP No.	83616T108
AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Sourcefire, Inc.

Dated: February 9, 2010

SIERRA VENTURES ASSOCIATES VII, LLC

/s/ David C. Schwab
David C. Schwab

SIERRA VENTURES VII, L.P.
By: Sierra Ventures Associates VII, LLC
Its: General Partner

/s/ David C. Schwab David C. Schwab

SIERRA VENTURES ASSOCIATES VIII, LLC

/s/ David C. Schwab David C. Schwab

SIERRA VENTURES VIII-A, L.P.
SIERRA VENTURES VIII-B, L.P.
By: Sierra Ventures Associates VIII, LLC
Its: General Partner

/s/ David C. Schwab
David C. Schwab